UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

/x/                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE OF ACT 1934 [NO FEE REQUIRED].

                      For the fiscal year ended December 31, 2000.

/  /                 TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                     For the transaction period from ________________ to _______________.

Commission file number:  33-92434

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENDRITE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dendrite International, Inc.
1200 Mt. Kemble Avenue
Morristown, NJ 07960

Report of independent public accountants

To the Trustees and Plan Administrator of
Dendrite 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Dendrite 401(k) Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                           /s/Arthur Andersen LLP

Philadelphia, Pennsylvania
November 12, 2001

Dendrite 401(k) Plan

Table of contents

Statements of net assets available for plan benefits
     As of December 31, 2000 and 1999. . . . . . . . . . . .  . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . 1

Statement of changes in net assets available for plan benefits
      For the year ended December 31, 2000. . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . . . .  . . . . 2

Notes to financial statements
      December 31, 2000. . . . . . . .  . . . . . . . . . .  . . . . . . . . .  . . . . . . . . . . . . . . . . . . . .  . . . . . . . 3

Schedule H, Part IV, Item (i) - Schedule of assets held for investment purposes
     As of December 31, 2000. . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . .  . . . . . . . . . . . . . . .10

Dendrite 401(k) Plan

Statements of net assets available for plan benefits
As of December 31, 2000 and 1999

                                                   2000            1999
                                                   ----            ----

Cash                                          $        1,349  $           --
Investments, at fair value                        15,263,809      11,819,865
Contributions receivable                             226,400         186,288
Loans to participants                                222,281          74,774
                                              --------------  --------------
Net assets available for plan benefits        $   15,713,839  $   12,080,927
                                              ==============  ==============

     The accompanying notes are an integral part of this statement.

1

Dendrite 401(k) Plan

Statement of changes in net assets available for plan benefits
For the year ended December 31, 2000

Additions to net assets:
   Contributions by employees                                                 $    3,525,802
   Contributions by employer                                                       1,010,897
   Rollovers                                                                         335,898
   Interest and dividends                                                          1,076,332
   Transfer in of Sales Plus/CorNet, Inc. 401(k) Profit Sharing Plan               2,391,449
                                                                              --------------
Total additions                                                                    8,340,378
                                                                              --------------
Deductions from net assets:
   Benefits paid to participants                                                     795,155
   Net depreciation in fair value of investments                                   3,912,311
                                                                              --------------
Total deductions                                                                   4,707,466
                                                                              --------------
Net increase in net assets available for plan benefits                             3,632,912
Net assets available for plan benefits, beginning of year                         12,080,927
                                                                              --------------
Net assets available for plan benefits, end of year                             $ 15,713,839
                                                                              ==============

     The accompanying notes are an integral part of this statement.

2

Dendrite 401(k) Plan

Notes to financial statements December 31, 2000

1. Plan description:

The following description of the Dendrite 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document as amended and restated and to the summary plan description for more complete information.

The plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and complies with the Internal Revenue Code of 1986, as amended (the Code). Those eligible to participate in the Plan are salaried employees of Dendrite International, Inc. and Subsidiaries (the Company) who have attained the age of 21. In May 1999, the Company merged with CorNet International, Ltd. (CorNet). CorNet maintained a 401(k) Profit Sharing Plan for its employees. The name of this plan was the Sales Plus/CorNet, Inc. 401(k) Profit Sharing Plan (the CorNet Plan).

The CorNet Plan was a defined contribution benefit plan which was administered by the Company since the merger date. The CorNet Plan was merged into the Plan, with all account balances under the CorNet Plan becoming account balances under the Plan. On January 3, 2000, the assets (including loans) of the CorNet Plan were transferred to the Plan. Immediately after the transfer of assets, each former participant in the CorNet Plan was entitled to receive at least the same benefit that they would have been entitled to receive immediately prior to the transfer.

Contributions

Participants may make elective salary deferral contributions up to 15 percent of their pretax compensation. Employee elected salary deferrals are limited to the maximum allowable under the Internal Revenue Code ($10,500 in 2000). Distributions from other qualified retirement plans can also be transferred into the Plan and retained as a rollover contribution.

The Company makes matching contributions to the accounts of participants who have completed one year of service with the Company. The match is equal to 50 percent of the participant’s contributions up to 6 percent of the participant’s total compensation.

Participant accounts

Each participant’s account is credited with the participant’s elected salary deferral, employer matching contributions, and an allocation of the Plan’s earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the balance in their account. Terminated participants forfeit non-vested Company contributions.

Vesting

Participants are immediately 100 percent vested in their employee elected salary deferrals and earnings thereon. Vesting in employer matching contributions, forfeitures, and earnings on these amounts is based on years of service. Participants vest at a rate of 20 percent per year, becoming fully vested after five years of credited service or attainment of normal retirement age, as defined.

2. Summary of significant accounting policies:

Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, “Audits of Employee Benefit Plans.”

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the reported amounts of contributions, earnings and disbursements during the reporting period. Actual results could differ from those estimates.

Valuation of investments

Quoted market prices are used to value investments. All realized and unrealized gains and losses are included as part of net appreciation or depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Plan Benefits. Cash equivalents are stated at cost which approximates fair value. Investment contracts are reported at contract value which approximates fair value.

Investment options

Participants may elect to invest their salary deferrals, along with the employer matching contribution, in the following twenty investment options with Merrill Lynch or in the Company’s common stock. Merrill Lynch is also the trustee of the Plan.

Fund name	Description

AIM Japan Growth Fund	AIM Japan Growth Fund seeks long-term capital growth. The fund normally invests at least 65 percent of its assets in equity securities issued by companies domiciled in Japan. It may invest the balance of its assets in convertibles, debt securities, and equity securities of issuers located outside of Japan.

Alliance Premier Growth Fund	Alliance Premier Growth Fund's investment objective is long-term growth of capital by investing predominantly in equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth.

Alliance Technology Fund	Alliance Technology Fund’s investment objective is growth of capital. Current income is incidental to the fund’s objective. The fund invests primarily in securities of companies that use technology extensively in the development of new or improved products or processes. It may also invest in debt securities and up to 25 percent of its total assets in foreign securities.

Calvert Income Fund	Calvert Income Fund seeks to provide high current income through investments in selected investment-grade bonds. The fund invests at least 65 percent of its assets in fixed-income securities that received a “AAA” rating. The remaining 35 percent of the fund’s assets may be invested in noninvestment-grade securities.

Davis Financial Fund	Davis Financial Fund’s investment objective is growth of capital. The fund invests primarily in the common stock of financial companies. During normal market conditions, at least half of the fund’s assets are invested in companies that are “principally engaged” in banking and financial services.

Davis New York Venture Fund	Davis New York Venture Fund seeks growth of capital. The fund invests primarily in equities issued by companies with market capitalizations of at least $5 billion, though it may also hold securities of smaller companies. It may invest in securities of foreign issues.

Dreyfus Premier Balanced Fund	Dreyfus Premier Balanced Fund seeks to outperform a hybrid index, 60 percent of which is the Standard & Poor’s 500 Composite Stock Price Index and 40 percent of which is the Lehman Brothers Intermediate Government/Corporate Bond Index. The fund invests in a diversified mix of stocks and investment grade bonds of both U.S. and foreign issuers.

Eaton Vance Income Fund of Boston	Eaton Vance Income Fund’s primary objective is to provide as much current income as possible. The fund invests primarily in high-yield, high-risk corporate bonds. Secondary objectives of the fund are to provide reasonable preservation of capital to the extent attainable from such bonds, and growth of income and capital.

Federated International Equity Fund	Federated International Equity Fund seeks total return. The fund ordinarily invests at least 65 percent of its assets in foreign equities. The fund is designed for investors with a long-term investment horizon seeking growth of capital and who want to diversify their investments by adding a diversified portfolio of international companies.

Fidelity Advisor Japan Fund	Fidelity Advisor Japan Fund normally invests at least 65 percent of its total assets in Japanese equity securities. Long-term growth of capital is the fund’s objective.

IVY International Fund	IVY International Fund seeks to achieve its principal objective of long-term capital growth by investing primarily in equity securities principally traded in European, Pacific Basin and Latin American markets. The fund invests in a variety of economic sectors and industry segments to reduce the effects of price volatility in any one area.

Merrill Lynch Healthcare Fund	Merrill Lynch Healthcare Fund seeks long-term capital appreciation through worldwide investment in equity securities of companies that produce healthcare products and services. It may invest up to 15 percent of its assets in venture-capital investments. The fund is nondiversified.

Merrill Lynch Pacific Fund	Merrill Lynch Pacific Fund seeks long-term capital appreciation. The fund is non-diversified and normally invests at least 80 percent of its assets in equities issued by companies located in Far Eastern or Western Pacific countries. It may purchase ADRs, EDRs, GDRs, and debt of any credit quality. The fund may engage in hedging strategies against investment, interest-rate, and currency risks.

Merrill Lynch Retirement Preservation Trust Fund	Merrill Lynch Retirement Preservation Trust Fund seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money-market funds. The trust invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in high-quality money-market securities. Participants purchase units that the trust seeks to maintain at $1 per unit, although this cannot be assured.

Merrill Lynch S&P 500 Index Fund	Merrill Lynch S&P 500 Index Fund’s objective is to match the performance of the Standard & Poor’s 500 Composite Stock Price Index as closely as possible before the deduction of fund expenses.

Oppenheimer Enterprise Fund	Oppenheimer Enterprise Fund seeks capital appreciation. The fund invests primarily in the common stock of small-capitalization U.S. companies. Under normal market conditions, the fund will invest at least 65 percent of its total assets in the common stock and other equity securities of growth companies having a small market capitalization.

PIMCO Innovation Fund	PIMCO Innovation Fund seeks capital appreciation. The fund normally invests at least 65 percent of its assets in the common stock of companies which use innovative technologies to gain a competitive advantage within their industry, or that provide and service those technologies. The fund may invest up to 15 percent of assets in foreign securities.

PIMCO Total Return Fund	PIMCO Total Return Fund seeks to achieve its investment objective by investing under normal circumstances at least 65 percent of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this fund normally varies within a three to six year time frame based on PIMCO’s forecast for interest rates.

Van Kampen Emerging Growth Fund	Van Kampen Emerging Growth Fund’s objective is capital appreciation. Any income received from portfolio securities is incidental to the fund’s investment objective. The fund invests at least 65 percent of the fund’s total assets in a portfolio of common stocks of emerging growth companies.

Self-Direct RCMA Option	The self-directed brokerage account is a separate investment option that allows participants to maintain their assets in a separate brokerage account. The account’s purpose is to purchase and hold various investments that are not part of the Plan’s core investment menu.

As defined in the Plan document, participants are allowed to redirect their future investment contributions or reallocate their existing account balances among investment options.

The fair market value of individual investments that represent 5 percent or more of the Plan’s total net assets available for plan benefits as of December 31, 2000 and 1999, are as follows:
                                                         December 31
                                                         -----------
                                                     2000            1999
                                                     ----            ----
Investment:
Dendrite International, Inc. Common Stock       $    1,330,117  $    1,689,770
Merrill Lynch:
   Retirement Preservation Trust Fund                1,545,132         724,477
   S&P 500 Index Fund                                2,307,775       2,219,131
Alliance Premier Growth Fund                         5,347,615       4,675,297
IVY International Fund                                      34       1,076,850
Dreyfus Premier Balanced Fund                        1,626,494       1,075,249
Federated International Equity Fund                  1,116,987              --
Forfeitures

Forfeitures occur when participants terminate employment before becoming entitled to their full benefits under the Plan. All forfeitures are allocated among participants employed as of the last day of the Plan year as additional matching contributions. As of December 31, 2000, there were no nonvested employer matching contributions for participants who terminated service, and no forfeitures were allocated to participants during the year. All nonvested balances and unallocated forfeitures are included in the Statement of Net Assets Available for Plan Benefits at December 31, 2000 and 1999.

Administrative expenses

Administrative expenses incurred in the operation of the Plan have been paid by the Company and are not reflected in the accompanying financial statements. The amount of these administrative expenses was approximately $42,795 in 2000.

3. Participant loans:

Participants are entitled to borrow in a limited capacity from the Plan. Loans are limited to the lesser of $50,000 or 50 percent of the participant’s vested account balance with a minimum loan amount of $1,000. Loan repayments are made in the form of direct withdrawals from the participant’s payroll funds. Loans bear interest at the prime rate and are repayable over no more than five years, unless the loan provides funding for the purchase of the participant’s principal residence. As of December 31, 2000, interest rates on outstanding loans ranged from 7.5 percent to 10.5 percent.

4. Distributions to participants:

Distributions to retiring or terminated participants are generally made in the year following retirement or termination. Distributions due participants as of December 31, 2000 and 1999, amounted to $191,302 and $91,291, respectively. These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not reflected as a liability in the accompanying Statements of Net Assets Available for Plan Benefits in accordance with accounting principles generally accepted in the United States. See Note 7 for reconciliation of the financial statements to Form 5500.

5. Tax status:

The Plan has been amended to include all changes required to comply with the Tax Reform Act of 1986. On January 16, 1998, the Plan, as amended, received a favorable letter of determination from the Internal Revenue Service.

6. Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7. Reconciliation of financial statements to Form 5500:

The following table reconciles the net assets available for Plan benefits per the financial statements to the Form 5500 as filed by the Plan:

                                                                 Benefits
                              Net assets available for plan     payable to
                                         benefits              participants   Benefits paid
                              ------------------------------   ------------   -------------
                                   2000            1999            2000            2000
                                   ----            ----            ----            ----
Per the financial statements  $   15,713,839  $   12,080,927  $           --  $      795,155
2000 amounts pending
distribution to participants        (191,302)             --         191,302         191,302
1999 amounts pending
distribution to participants              --         (91,291)             --         (91,291)
                              --------------  --------------  --------------  --------------
Per Form 5500                 $   15,522,537  $   11,989,636  $      191,302  $      895,166
                              ==============  ==============  ==============  ==============

Dendrite 401(k) Plan

Schedule H, Part IV, Item (i) - Schedule of assets held for investment purposes
As of December 31, 2000

                                                                       Par value or
                                                                         number of      Fair market
       Issuer                  Description of investment                  shares           value
       ------                  -------------------------                  ------           -----
AIM                    Japan Growth Fund                                      0.4  $            3
Alliance               Premier Growth Fund                                200,211       5,347,615
Alliance               Technology Fund                                         --              --
Calvert                Income Fund                                          1,682          27,163
Davis                  Financial Fund                                         190           6,906
Davis                  New York Venture Fund                                4,121         118,441
Dreyfus                Premier Balanced Fund                              111,480       1,626,494
Eaton Vance            Income Fund of Boston                                1,239           8,514
Federated              International Equity Fund                           52,737       1,116,987
Fidelity Advisor       Japan Fund                                           3,337          46,985
IVY                    International Fund                                       1              34
*Merrill Lynch         Healthcare Fund                                     28,854         197,362
*Merrill Lynch         Pacific Fund                                         2,156          43,286
*Merrill Lynch         Retirement Preservation Trust Fund               1,545,132       1,545,132
*Merrill Lynch         S&P 500 Index Fund                                 142,631       2,307,775
Oppenheimer            Enterprise Fund                                     15,515         339,169
PIMCO                  Innovation Fund                                      9,286         382,306
PIMCO                  Total Return Fund                                   14,551         151,188
Van Kampen             Emerging Growth Fund                                 9,185         576,689
                       Dendrite International, Inc.*
                          Common Stock                                     59,446       1,330,117
                       Pending Settlement Fund                                 --          11,167
                       Self-Direct RCMA Option                                 --          80,476
                                                                                   --------------
                                                                                   $   15,263,809
                                                                                   ==============
                       Loans to participants, interest rates
                       range from 7.5% to 10.5%*                                   $      222,281
                                                                                   ==============
       * Represents a party-in-interest to the Plan

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DENDRITE 401(k) PLAN

CHRISTINE A. PELLIZZARI
By:_________________________________
Christine A. Pellizzari Trustee

Date:  December 5, 2001

EXHIBIT INDEX

Exhibit No                 Description

      23.1                       Consent of Arthur Andersen LLP